UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On October 29, 2015, the Tel Aviv Stock Exchange (“TASE”) circulated a notice to the members of the TASE with respect to the delisting date of Silicom Ltd.'s (the "Registrant") ordinary shares from trading on the TASE, which delisting was announced by the Registrant on October 26, 2015, and publicized such notice on its public distribution site.

Attached is an unofficial English translation of the notice.

Attached hereto are the following exhibits:

Exhibit 99.1                      Unofficial English translation of TASE circular dated October 29, 2015.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: October 29, 2015	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer